July 24, 2007

Julia E. Griffith

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0303

RE:	Dominion Resources, Inc.

Schedule TO-I, July 10, 2007

File No. 005-78036

Dear Ms. Griffith:

Dominion Resources, Inc. (the “Company”) received the Staff’s letter dated July 20, 2007, which provided comments on the above-referenced transaction. References to “Dominion” in the letter refer to Dominion Resources, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Offer to Purchase

1.	We note that Dominion’s common stock has recently traded at a premium to the price range offered in this modified Dutch auction tender offer. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

Julia E. Griffith, Esq.

July 24, 2007

Response

We will provide the requested highlights by amendment to our Schedule TO, which amendment will reflect the following amendments to the Offer to Purchase (the new text is presented in bold font in this letter).

i.	On page vii in the Summary Term Sheet section of the Offer to Purchase, the response under the caption “What is the recent market price of my shares?” will be revised to read as follows:

On June 27, 2007, the last full trading day before we announced our intention to make the Offer, the reported closing price of our common stock on the NYSE was $83.55 per share. On July 6, 2007, the last trading day prior to printing this Offer to Purchase, the reported closing price of our common stock on the NYSE was $86.19 per share. Please note that during the second quarter of this year, our common stock traded higher than the price range for the Offer. We cannot provide you with any assurances concerning the future price of our common stock, but there is a risk that security holders who tender into the Offer may receive a lower price than they would have received in an open market sale. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

ii.	On page 20, in Section 8 of the Offer to Purchase, the paragraph under the table showing the price ranges and dividends paid on our common stock since January 1, 2005 will be revised to read as follows:

On July 6, 2007, the last trading day prior to printing this Offer to Purchase, the last reported closing price of our common stock on the NYSE was $86.19 per share. We announced our intention to make the Offer before the open of trading on the NYSE during the morning of June 28, 2007. On June 27, 2007, the closing sales price of the shares on the NYSE was $83.55 per share. Please note that during the second quarter of this year, our common stock traded higher than the price range for the Offer. We cannot provide you with any assurances concerning the future price of our common stock, but there is a risk that security holders who tender into the Offer may receive a lower price than they would have received in an open market sale. We urge stockholders to obtain a current market price for the shares before deciding whether, and at what price or prices, to tender their shares. Dividends on Dominion common stock are paid as declared by our Board of Directors. Dividends are typically paid on the 20th day of March, June, September and December.

Julia E. Griffith, Esq.

July 24, 2007

Summary Term Sheet, page ii

What will the purchase price for the shares be and what will be the form of payment? page ii

2.	In light of the opportunity you have given to security holders to “check the box” indicating that they are willing to tender their shares at any price at or above the minimum, include disclosure in a revised Schedule TO which explains that this feature may have the effect of decreasing the price at which any securities will be purchased. At present, the disclosure only indicates that this election could result in the shares being accepted for payment at the minimum price.

Response:

We believe the requested information is sufficiently provided in the last sentence of the second paragraph of the answer we have provided to the referenced question on page ii of the Summary Term Sheet. That sentence begins “You should understand that this election may lower the purchase price of our common stock in the Offer…”.

Withdrawal Rights, page 15

3.	We note that participating shareholders may tender shares at different prices if they submit separate letters of transmittal. Expand to address whether holders who tendered at different prices or with separate letters of transmittal must submit separate withdrawal forms.

Response:

We will provide the requested information by amendment to our Schedule TO, which amendment will reflect the addition of the following paragraph in Section 4 of the Offer to Purchase, immediately following the second bullet point explaining the requirements for an effective notice of withdrawal.

A stockholder who has tendered shares at more than one price or with separate letters of transmittal must complete a separate notice of withdrawal for the shares tendered at each price or with each letter of transmittal.

Conditions of the Offer, page 18

4.	The disclosure in the first paragraph of this section states that for the company to be able to terminate the offer, one of the listed offer conditions must have been “triggered” and the company must make the secondary determination that, in its reasonable judgment:

a.	The event has occurred;

Julia E. Griffith, Esq.

July 24, 2007

b.	The event is material; and

c.	The occurrence of the event “make it inadvisable to proceed with the Offer…”

We agree that once an offer condition is implicated, you have the right to decide whether to go forward with the offer. However, if you decide to proceed in the face of a triggered offer condition, we believe this constitutes a waiver of that condition. As you know, the waiver of a material offer condition may require an extension of the offer and dissemination of new offer materials to option holders. Please confirm your understanding supplementally.

Response:

We confirm supplementally our understanding that the waiver of a material offer condition may require an extension of the offer and dissemination of new offer materials to our stockholders. (We assume that your reference to “option holders” was a typographical error.)

5.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

•	The second bullet point, which conditions the offer on whether “any change” has occurred in the general political or financial circumstances that you deem to be material;

•	The fourth bullet point, which references any national or international crisis affecting the US; and

•	The fifth bullet point, which references any limitation on the extension of credit and requires a secondary determination by Dominion as to the existence of the limitation.

Response:

We believe that we have provided the necessary qualification concerning whether the events include those within our control in the introductory paragraph of Section 7 of the Offer to Purchase, where we state that the condition will be met “regardless of the circumstances giving rise to the event or events (other than any action or omission to act by Dominion)” (emphasis added).

Julia E. Griffith, Esq.

July 24, 2007

However, in order to provide further clarity, we will provide additional information by amendment to our Schedule TO, which amendment will reflect the addition in the second, fourth and fifth bullet points of Section 7 of the Offer to Purchase of the words “not within our direct or indirect control,” as shown below (the new text is presented in bold font in this letter).

Second bullet:

•

There has occurred any change, not within our direct or indirect control, on or after July 8, 2007 that we deem material in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to adversely affect the business, condition (financial or otherwise), assets, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, or value of the shares or otherwise materially impairs the benefits of the Offer to us or the contemplated future conduct of our business, or adversely affects trading in the shares;

Fourth bullet:

•

There has occurred, on or after July 8, 2007 a commencement or escalation of a war, armed hostilities or other international or national calamity, not within our direct or indirect control, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business.

Fifth bullet:

•

There has been a limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event, not within our direct or indirect control, that, in Dominion’s reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States.

With respect to whether the reference to conditions is drafted with sufficient specificity, we submit that they are. While we could provide examples within each of these categories, we do not want to be limited by those examples and believe that it is not appropriate to speculate on what the triggering events of these conditions might be. The consistency of our language with numerous comparable precedent tender offers supports our view that there is an understanding in the markets of the meaning of this language.

Julia E. Griffith, Esq.

July 24, 2007

6.	Revise the penultimate bullet point to clarify whether you mean all material effects, or only negative material effects.

Response:

We believe the bullet point is made sufficiently clear by the words “material adverse effect” (emphasis added) at the end of the bullet point.

7.	We note the language that any determination by Dominion concerning the events described in the conditions “will be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge Dominion’s determinations.

Response:

We will provide the requested disclosures by amendment to our Schedule TO, which amendment will reflect the replacement of the last sentence in Section 7. Conditions of the Tender Offer, with the following sentence (the new text is presented in bold font in this letter):

Any determination by Dominion concerning the events described above will be final and binding on all parties, subject to the rights of security holders to challenge Dominion’s determinations in a court of competent jurisdiction.

Financial Information, page 28

8.	We note your statement that the financial information is “not material” and it is not clear to us why you have provided it. Since you have included this information anyway, revise this section to include the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A and the summary information required by Item 1010(c) of Regulation M-A.

Response:

We are unable to locate the statement to which you refer on page 28 of our Offer to Purchase or on any other page of the Offer to Purchase. Please note that we have not provided the financial information appearing at pages 22-26 of the Offer to Purchase in response to Item 1010 of Regulation M-A for the reasons set forth in the instructions to Item 10 of Schedule TO and in Item 10 of our filing on Schedule TO. We provided the financial information in the Offer to Purchase in response to Item 11 of Schedule TO and Item 1011(b) of Regulation M-A because we believe it may be material to stockholders in considering whether to sell, tender or hold the shares we are seeking to purchase in the Offer. We do not believe that the ratio of earnings to fixed

Julia E. Griffith, Esq.

July 24, 2007

charges referred to in 1010(a)(3) of Regulation M-A and the summary information required by Item 1010(c) of Regulation M-A is similarly material in the context of this issuer equity tender offer. Consequently, we do not believe it is necessary for us to provide it.

If you have any questions or require further information, please call me at (804) 819-2140 or fax me at (804) 819-2202 or call Jane Sellers of McGuireWoods LLP at (804) 775-1054 or fax her at (804) 698-2170.

Sincerely,

/s/ Mark O. Webb
Mark O. Webb
Deputy General Counsel